July 29, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:		Anne Nguyen Parker, Assistant Director J. Nolan McWilliams, Attorney-Advisor Beverly Singleton, Staff Accountant Doug Jones, Staff Accountant

	Re:	Kura Sushi USA, Inc. Registration Statement on Form S-1 File No. 333-232551

Acceleration Request
		Requested Date:	July 31, 2019
		Requested Time:	3:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representatives of the underwriters of the offering (the “Offering”) of shares of Common Stock of Kura Sushi USA, Inc. (the “Company”), hereby join in the Company’s request that the effectiveness of the Company’s Registration Statement on Form S-1 (File No. 333-232551) become effective on July 31, 2019 at 3:00 p.m., Washington D.C. time, or as soon thereafter as may be practicable.

Pursuant to Rule 460 under the Act, the undersigned, as representatives of the underwriters, wish to advise you that we have carried out the following distribution of the Company’s preliminary prospectus, dated July 22, 2019:

i.	Dates of distribution: July 22, 2019 through the date hereof

ii.	Number of prospective underwriters to which the preliminary prospectus was furnished: five

iii.	Number of preliminary prospectuses furnished to investors: approximately 600

iv.	Number of preliminary prospectuses distributed to others, including the Company, the Company’s counsel, and underwriters’ counsel: approximately 50

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters that they have complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours, BMO Capital Markets Corp. Stephens Inc. as Representatives of the several Underwriters

BMO Capital Markets Corp.

By:	/s/ Zach Dombrowski
Name:	Zach Dombrowski
Title:	Vice President

Stephens Inc.

By:	/s/ Sarah Campbell
Name:	Sarah Campbell
Title:	Managing Director